Exhibit 99.1

Itaú Unibanco Holding S.A. 2020 Reference Form

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Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5. 06/02/2021 V3 Updated items: 4.1 and 12.12 06/10/2021 V4 Updated items: 12.5/6, 12.7/8 and 12.12 06/21/2021 V5 Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5 08/02/2021 V6 Updated items: 10.3, 12.5/6, 12.7/8, 15.7 and 21.3 08/25/2021 V7 Updated items: 10.3 and 15.7 10/08/2021 V8 Updated items: 11.1 and 11.2 11/03/2021 V9 Updated items: 7.2, 10.3, 15.4 and 15.7 11/11/2021 V10 Updated items: 7.2 and 15.4 11/25/2021 V11 Updated items: 7.2, 12.5/6, 12.7/8 and 15.4 12/06/2021 Updated items: 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 V12 and 19.3 01/24/2022 V13 Updated items: 11.1, 11.2, 12.5/6 and 12.12 02/10/2022 V14 Updated items: 12.5/6 and 15.8 03/07/2022 V15 Updated items: 10.3, 12.5/6, 12.7/8, 12.12 and 15.7 04/04/2022 V16 Updated items: 10.3 and 15.7 04/19/2022 Updated items: 8.2, 10.3, 12.5/6, 12.7/8, 12.9, 12.10, V17 12.12, 15.1/2, 15.3, 15.4, 15.7, 15.8, 19.2, 19.3 and 21.3 05/03/2022 3

8.2. Indicate significant changes in the conduction of the issuer’s business (period of past three years) Management structure for Itaú Unibanco The Ordinary General Meeting, on April 26, 2022 approved to compose the Board of Administration, the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal, as well as the election of Cesar Nivaldo Gon, all for the annual term that will remain in force until the Annual General Meeting of 2023. The Ordinary General Meeting, on April 27, 2021 approved to compose the Board of Administration, the election of Candido Botelho Bracher and Maria Helena dos Santos Fernandes de Santana and the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal. On October 29, 2020, the Company announced to the market changes in its Board of Officers as Candido Botelho Bracher has reached the age limit for exercising the duties of his position. Accordingly, Milton Maluhy Filho was announced to succeed Candido Botelho Bracher as CEO after the due transition process between November 2020 and January 2021. Therefore, Milton Maluhy Filho was effectively invested on February 2, 2021. Additionally, on December 11, 2020, the Company announced to the market changes in its Executive Committee. The new configuration aims to bring the Executive Committee closer to business and, thus, simplify the Company’s operation and management model, allowing greater autonomy and speed in decision-making. Therefore, the Executive Committee is now made up of Alexandre Grossmann Zancani, Alexsandro Broedel Lopes, André Luis Teixeira Rodrigues, André Sapoznik, Carlos Fernando Rossi Constantini, Flávio Augusto Aguiar de Souza, Leila Cristiane Barboza Braga de Mello, Matias Granata, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Giullinet Fajerman. In line with the aforementioned announcements to the market, on January 28, 2021 the Board of Directors recorded that Candido Botelho Bracher had temporarily left the position of CEO as from February 2, 2021.In the same meeting, the following was approved: (i) transfer of Milton Maluhy Filho to take over as CEO, also as from February 2, 2021; (ii) the elections of Alexandre Grossmann Zancani, André Luis Teixeira Rodrigues, Carlos Fernando Rossi Constantini, Flávio Augusto Aguiar de Souza, and Ricardo Ribeiro Mandacaru Guerra, all of them to the position of Executive Officer; and (iii) the elections of José Geraldo Franco Ortiz and Matias Granata to the position of Officer. The Annual General Stockholders’ Meeting held on April 28, 2020 approved the election of Frederico Trajano Inácio Rodrigues and the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal to the Issuer’s Board of Directors. The Annual General Stockholders’ Meeting held on April 24, 2019 approved the re-election of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal to the Board of Directors. On September 27, 2018, the Company announced to the market changes in its Executive Committee as Eduardo Mazzilli de Vassimon, the Wholesale Senior Vice President (“Diretor Geral de Atacado”), has reached the age limit for exercising the duties of this position. Eduardo Mazzilli de Vassimon was succeeded by then Director Vice President of Risks and Finance department, Caio Ibrahim David, who was already a member of the Executive Committee. Milton Maluhy Filho, 4 who ended his term of office as CEO of Itaú Corpbanca in January, took up the position of Vice President of the Risk and Finance department. Accordingly, Milton Maluhy Filho also joined Itaú Unibanco’s Executive Committee. These changes in the Executive Committee, approved by the Nomination and Corporate Governance Committee and the Board of Directors, came into effect as of January 2019. The Annual and Extraordinary General Stockholders’ Meeting held on April 25, 2018 approved the election of Ana Lúcia de Mattos Barretto Villela to the Issuer’s Board of Directors. Messrs. Amos Genish, Alfredo Egydio Setubal, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal were re-elected accordingly. On April 26, 2018, the Board of Directors nominated Messrs. Pedro Moreira Salles and Roberto Egydio Setubal as Co-chairmen. 5

10.3. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer’s financial statements and results a) Introduction or disposal of operating segments Disclosure of results per segment The current business segments of Itaú Unibanco are described below: ✓ Retail Banking: retail banking offers products and services to account holders and non-account holders, which include: personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies. ✓ Wholesale Banking: wholesale banking includes: (i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients. ✓ Activities with the Market + Corporation: includes (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking. b) incorporation, acquisition or disposal of ownership interest TOTVS S.A. On April 12, 2022, through Itaú Unibanco S.A. (“ITAÚ”), we entered into a Partnership and Investment Agreement and Other Covenants (“Investment Agreement”) with TOTVS S.A. (“TOTVS”) to set up a partnership to be developed through a company named TOTVS Techfin S.A. (“Company”), which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS’s management systems focused on corporate clients and their entire supply chain, clients and employees. Upon completion of the operation, ITAÚ will hold 50% of the Company’s total voting capital, whereas TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and Board of Officers, which will be composed on an equal basis, as well to other rights and obligations provided for in the stockholders’ agreement to be entered into at the closing date of the operation. In consideration of this share in capital, ITAÚ will pay R$610 million, divided into one primary installment of two hundred million Brazilian reais (R$200,000,000.00) paid to the Company and one secondary installment of four hundred ten million Brazilian reais (R$410,000,000.00) paid to TOTVS. Also, after five years from the completion of the operation provided for in the Investment Agreement, we may pay to TOTVS up to R$450 million as earn-out, subject to the achievement, by the Company, of the targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding the Company’s current and future operations, as well as with its credit expertise and development of new products. TOTVS, 6 in turn, will transfer the assets of its current TECHFIN operation to the Company. The operation will set up a company that will merge technology and financial solutions, adding the supplementary expertise of the stockholders, to offer to corporate clients, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The abilities of ITAÚ and TOTVS together will also enable the Company to take advantage of opportunities in a customized and contextualized manner, anticipating clients’ needs, and already fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and disruption of the financial industry. The completion of this operation is subject to the regulatory approvals from CADE (the Brazilian antitrust authority) and the Central Bank of Brazil, as well as to the compliance with other conditions set forth in negotiations of this nature. IDEAL On January 12, 2022, we entered into a Share Investment, Purchase and Sale Agreement and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of a controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). The acquisition will be carried out in two tranches over five years. In the first tranche, we will acquire 50.1 per cent of the capital stock and voting shares of Ideal through a primary contribution and secondary acquisition of shares totaling approximately R$650 million, as a result of which we will gain control of Ideal. In the second tranche, after 5 years, we may exercise the call option to acquire the remaining percentage (49.9 per cent) of Ideal’s capital. This acquisition strengthens our investment ecosystem and will allow us to (i) rely, in particular, on the talent and expertise of Ideal’s staff, who are recognized for their high capacity to innovate in this industry; (ii) to offer of financial products and services (broker as a service) under a B2B2C model, using a white label platform; (iii) the possible acceleration of the entry into the market of self-employed traders; and (iv) improve dealing investment products to individual clients. The operation and management of Ideal will continue to be separate from Itaú Unibanco. In this context, Ideal will continue to serve its clients and we will not have exclusivity in the provision of services. The completion of this transaction is subject to obtaining regulatory approvals, including approvals from the CADE (Brazilian antitrust agency) and the Central Bank of Brazil. XP INVESTIMENTOS S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others ( the “Sellers”), to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. in the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments.The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of 7 the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to the existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP Inc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações S.A. appointed one member of the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP Inc for a new company (XPart S.A.). In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital. At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company that will be named XPart S.A., which will be constituted by a part of the investment currently owned by us at XP Inc. and cash worth R$10 million. The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart S.A.) is that our stockholders will be entitled to equity interest in XPart S.A. in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. Consequently, XP Inc’s capital stock held by XPart S.A. is now 40.52%, totaling R$9,371 million, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger. Soon after XPart S.A. was registered with São Paulo state’s Board of Trade on August 20, 2021, XP and XPart announced that the General Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021. The merger was approved by the stockholders of XPart and by the stockholders of XP, at the corresponding Merger Extraordinary Stockholders’Meetings, and as a result the stock issued by Itaú Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, gave them the right to receive (a) as for the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc.; and (b) as for the remaining stockholders of XPart shareholders, Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares. With regards to Itaú Unibanco ADRs, the Bank of New York, the depositary bank for these securities, suspended the issue and cancellation of Itaú Unibanco ADRs from the 8 close of trading on September 28, 2021, until the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During this period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco’s preferred shares deposit their shares in order to receive ADRs. However, the closing of the issue and cancellation books did not affect trading in Itaú Unibanco ADRs, which continued to take place normally during this period. Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders’ Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs.<0} Finally, according to the purchase and sale agreement entered into in 2017, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.36% of the stock capital of XP Inc., after obtaining the regulatory approvals applicable. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. This acquisition will be implemented in three tranches over four years. In the first tranche, completed in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (on fully diluted basis) for approximately R$293 million to gain control of the company. In the third year after the completion of the transaction, Itaú will acquire an additional 19.6% stake, and in the fourth year, Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024. This acquisition is linked to our digital transformation process.ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems.The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 non-par book-entry common shares to (i) the public in Brazil; (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing our interest in IRB to 11.64% of IRB’s capital stock, while remaining among in the controlling block pursuant to the IRB’s stockholders’ agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. On July 10, 2019, IRB conducted a secondary public offering of its common shares.With the sale of the entire participation held by the Federal Government and BB Seguros in IRB except in the case of the Federal Government, using its golden share, the previously existing control block of the Company was dissolved, and its share capital was pulverized. c) Unusual events or operations In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events: 9

In line with IFRS accounting criteria, there were no material unusual events in 2021, 2020, and 2019. In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were: In 2021: (i) the effects of the increase in the social contribution rate in the amount of R$(233) million; (ii) provision for restructuring in the amount of R$(747) million; and (iii) impairment, provision for the return of properties and amortization in the amount of R$(445) million. In 2020: (i) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(834) million; (ii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iii) the adjustment to market value of IRB shares in the amount of R$379 million; and (iv) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others. In 2019: (i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,303, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$(1,431). This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality. 10

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture Controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles Pedro Paulo Giubbina Lorenzini 04/02/1968 Board of Officers member only 04/28/2022 Annual 2 103.594.548-79 Business Administrator 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) Carlos Fernando Rossi Constantini 05/02/1974 Board of Officers member only 04/28/2022 Annual 2 166.945.868-76 Engineer 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) Flávio Augusto Aguiar de Souza 03/27/1970 Board of Officers member only 04/28/2022 Annual 2 747.438.136-20 Business Administrator 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) Ricardo Ribeiro Mandacaru Guerra 08/28/1970 Board of Officers member only 04/28/2022 Annual 2 176.040.328-85 Engineer 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) José Geraldo Franco Ortiz Junior 11/23/1980 Board of Officers member only 04/28/2022 Annual 2 290.270.568-97 Lawyer 19- Other officers No 0.00% Not applicable. Officer Matias Granata 06/17/1974 Board of Officers member only 04/28/2022 Annual 2 228.724.568-56 Economist 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) Sergio Guillinet Fajerman 03/26/1972 Board of Officers member only 04/28/2022 Annual 2 018.518.957-10 Economist 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) Andre Balestrin Cestare 06/08/1978 Board of Officers member only 04/28/2022 Annual 5 213.634.648-25 Engineer 19- Other officers No 0.00% Not applicable. Officer Renato Barbosa do Nascimento 10/28/1971 Board of Officers member only 04/28/2022 Annual 5 161.373.518-90 Accountant 19- Other officers No 0.00% 11 Not applicable. Officer

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture Controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles André Sapoznik 02/24/1972 Board of Officers member only 04/28/2022 Annual 6 165.085.128-62 Engineer 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) Álvaro Felipe Rizzi Rodrigues 03/28/1977 Board of Officers member only 04/28/2022 Annual 8 166.644.028-07 Lawyer 19- Other officers No 0.00% Member of the Disclosure and Officer Trading Committee Emerson Macedo Bortoloto 07/25/1977 Board of Officers member only 04/28/2022 Annual 11 186.130.758-60 Information Technologist 19- Other officers No 0.00% Not applicable. Officer Tatiana Grecco 08/31/1973 Board of Officers member only 04/28/2022 Annual 5 167.629.258-63 Technologist in Civil Construction 19- Other officers No 0.00% Not applicable. Officer Leila Cristiane Barboza Braga de Melo 10/04/1971 Board of Officers member only 04/28/2022 Annual 8 153.451.838-05 Lawyer 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) Adriano Cabral Volpini 12/06/1972 Board of Officers member only 04/28/2022 Annual 4 162.572.558-21 Business Administrator 19- Other officers No 0.00% Not applicable. Officer Luciana Nicola Scheneider 12/27/1977 Board of Officers member only 04/28/2022 Annual 1 270.049.978-63 Bank Clerk 19- Other officers No 0.00% Not applicable. Officer Alexsandro Broedel 10/05/1974 Board of Officers member only 04/28/2022 Annual 9 031.212.717-09 Contador 19- Other officers No 0.00% Member of the Disclosure and Officer (member of the Executive Trading Committee Committee) Renato Lulia Jacob 05/10/1974 Board of Officers member only 04/28/2022 Annual 2 12

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of investiture Controlling stockholder attendance at meetings Other positions held and roles performed at the issuer Description of other positions/roles 118.058.578-00 Bank Clerk 19- Other officers No 0.00% Investor Relations Officer Officer Chairman Committee of the Disclosure ad Trading Milton Maluhy Filho 06/08/1976 Board of Officers member only 04/28/2022 Annual 4 252.026.488-80 Administrator 19- Other officers No 0.00% Not applicable. Director President Alexandre Grossmann Zancani 10/14/1977 Board of Officers member only 04/28/2022 Annual 2 288.246.148-84 Engineer 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) André Luís Teixeira Rodrigues 08/11/1973 Board of Officers member only 04/28/2022 Annual 2 799.914.406-15 Engineer 19- Other officers No 0.00% Not applicable. Officer (member of the Executive Committee) Renato da Silva Carvalho 11/02/1974 Board of Officers member only 04/28/2022 Annual 2 033.810.967-61 Engineer 19- Other officers No 0.00% Not applicable. Officer Paulo Sergio Miron 07/26/1966 Board of Officers member only 04/28/2022 Annual 7 076.444.278-30 Accountant 19- Other officers No 0.00% Not applicable. Officer Teresa Cristina Athayde Marcondes 08/28/1982 Board of Officers member only 04/28/2022 Annual 2 Fontes 307.447.828-48 Lawyer 19- Other officers No 0.00% Not applicable. Officer Daniel Sposito Pastore 10/07/1979 Board of Officers member only 04/28/2022 Annual 2 283.484.258-29 Lawyer 19- Other officers No 0.00% Not applicable. Officer José Virgilio Vita Neto 09/13/1978 Board of Officers member only 04/28/2022 Annual 8 13

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles 223.403.628-30 Lawyer No 0.00% 19- Other officers Member of the Disclosure and Officer Trading Committee Candido Botelho Bracher 12/05/1958 Board of Officers member only 04/26/2022 Annual 1 039.690.188-38 Business Administrator 29- Other board officers Yes 100.00% Member of the Social Responsibility Member of the Board of Committee Directors (non-executive Member of the Capital and Risk director) Management Committee Member of the Compensation Committee Frederico Trajano Inácio Rodrigues 03/25/1976 Board of Officers member only 04/26/2022 Annual 2 253.929.608-47 Business Administrator 29- Other board officers Yes 75.00% Not applicable. Member of the Board of Directors (independent director) Fábio Colletti Barbosa 10/03/1954 Board of Officers member only 04/26/2022 Annual 7 771.733.258-20 Business Administrator 29- Other board officers Yes 91.67% 14

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles Member of the Personnel Member of the Board of Committee Directors (independent director) Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee Pedro Luiz Bodin de Moraes 07/13/1956 Board of Directors member only 04/26/2022 Annual 14 548.346.867-87 Economist 29—Other board members Yes 100.00% Chairman of the Capital and Risk Member of the Board of Management Committee Directors (independent director) Member of the Related Parties Committee Maria Helena dos Santos Fernandes de 06/23/1959 Board of Directors member only 04/26/2022 Annual 1 Santana 036.221.618-50 Economist 29—Other board members Yes 100.00% Member of the Related Member of the Board of Parties Committee Directors (independent director) Pedro Moreira Salles 10/20/1959 Board of Directors member only 04/26/2022 Annual 14 551.222.567-72 Banqueiro 29 – Other board members Yes 100.00% 15

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles Chairman of the Strategy Committee Co-chairman of the Board of Directors (non-executive director) Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee Ricardo Villela Marino 01/28/1974 Board of Directors member only 04/26/2022 Annual 14 252.398.288-90 Engineer 29 – Other board members Yes 100.00% Member of the Strategy Committee Vice President of the Board of Directors Alfredo Egydio Setubal 09/01/1958 Board of Directors member only 04/26/2022 Annual 14 014.414.218-07 Business Administrator 29 – Other board members Yes 75.00% 16

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles Member of the Personnel Member of the Board of Committee Directors (non-executive director) Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Roberto Egydio Setubal 10/13/1954 Board of Directors member only 04/26/2022 Annual 14 007.738.228-52 Engineer 29—Other board members Yes 100.00% Member of the Capital and Risk Co-chairman of the Board of Management Committee Directors (non-executive director) Member of the Strategy Committee Chairman of the Compensation Committee João Moreira Salles 04/11/1981 Board of Directors member only 04/26/2022 Annual 5 295.520.008-58 Economist 29 – Other board members Yes 100.00% 17

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles Member of the Strategy Committee Member of the Board of Member of the Compensation Directors (non-executive Committee director) Ana Lúcia de Mattos Barretto Villela 10/25/1973 Board of Directors member only 04/26/2022 Annual 4 066.530.828-06 Pedagogic Professional 29 – Other board members Yes 91.97% Member of the Nomination and Member of the Board of Corporate Governance Committee Directors (non-executive Member of the Personnel Committee director) Member of the Social Responsibility Committee Cesar Nivaldo Gon 07/09/1971 Board of Directors member only 04/26/2022 Annual 0 154.974.508-57 Businessperson 29 – Other board members Yes 0.00% Not applicable. Member of the Board of Directors (independent director) Rene Guimarães Andrich 08/04/1971 Fiscal Council 04/26/2022 Annual 2 709.926.659-49 Accountant 47—Fiscal Council No 0.00% (Suplent) Nominated by preferred stockholders Not applicable. Reinaldo Guerreiro 02/10/1953 Fiscal Council 04/26/2022 Annual 5 503.946.658-72 Accountant 46—Fiscal Council (Suplent) Nominated by Yes 0.00% the controlling stockholder Not applicable. Eduardo Hiroyuki Miyaki 06/11/1972 Fiscal Council 04/26/2022 Annual 0 159.822.728-92 Civil Engineer 43—Fiscal Council (Effective) Nominated by Yes 0.00% the controlling stockholder Not applicable. Artemio Bertholini 04/01/1947 Fiscal Council 04/26/2022 Annual 1 095.365.318-87 Accountant 44—Fiscal Council (Effective) Nominated by No 100.00% preferred stockholders Not applicable. João Costa 08/10/1950 Fiscal Council 04/26/2022 Annual 13 18

12.5/6 – Composition and professional experience of the board of directors and fiscal council Name Date of birth Management body Date of election Term of office Number of consecutive terms of office Taxpayer ID (CPF) Profession Elective office held Date of Nominated by the Percentage of attendance investiture controlling stockholder at meetings Other positions held and roles performed at the issuer Description of other positions/roles 476.511.728-68 Economist 46—Fiscal Council (Alternate) Nominated Yes 0.00% by the controlling stockholder Not applicable. Gilberto Frussa 10/20/1966 Fiscal Council 04/26/2022 Annual 0 127.235.568-32 Lawyer 43—Fiscal Council (Effective) Nominated by Yes 0.00% the controlling stockholder Not applicable. Profissional experience / Statement of any conviction / Independence criteria Pedro Paulo Giubbina Lorenzini—103.594.548-79 Pedro Paulo Giubbina Lorenzini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank`s operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer (2021). He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period). Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil. He was Chairman of the Treasury Committee (2010 to 2013) and Citibank’s representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021),and Chairman of the Treasury Committee (2010 to 2012),and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021). He holds a Bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. Carlos Fernando Rossi Constantini—166.945.868-76 Carlos Fernando Rossi Constantini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client’s investment journeys, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009). He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. Flávio Augusto Aguiar de Souza—747.438.136-20 Flávio Augusto Aguiar de Souza, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division. He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S. Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018). He holds a Bachelor’s degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in Finance from the Fundação Dom Cabral, São Paulo, Brazil. Ricardo Ribeiro Mandacaru Guerra—176.040.328-85 19

Ricardo Ribeiro Mandacaru Guerra, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent—Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000). He joined the Itaú Unibanco Group in 1993 as a System Analyst. He holds a Bachelor’s degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S. José Geraldo Franco Ortiz Junior—290.270.568-97 José Geraldo Franco Ortiz Junior, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as Non-US Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003). He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree (LL.M) from the Columbia University Law School, New York, U.S. Matias Granata—228.724.568-56 Matias Granata, a Partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including Officer (2014 to 2021), responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks. He holds a Bachelor’s degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master’s degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom. Sergio Guillinet Fajerman—018.518.957-10 Sergio Guillinet Fajerman, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itaú Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN. He holds a Bachelor’s degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S. Andre Balestrin Cestare—213.634.648-25 Andre Balestrin Cestare, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer—Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017). Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019. He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a Postgraduate degree in Business Administration and a Professional Master’s degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil. Renato Barbosa do Nascimento—161.373.518-90 Renato Barbosa do Nascimento, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, financial crimes, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units. He held several positions within PricewaterhouseCoopers Auditores Independentes (PwC) (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico (2014 to 2017). His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2014). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. Also at PwC (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Between 2006 and 2008, Mr. Nascimento took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds a Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution:Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania. André Sapoznik—165.085.128-62 20

André Sapoznik, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2016, having held the position of Vice President (2016 to 2021). He joined the Itaú Unibanco Group in 1998 and was elected Officer in 2004. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and MBA from Stanford Graduate School of Business, California, U.S. Álvaro Felipe Rizzi Rodrigues—166.644.028-07 Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Tax Department, the Proprietary M&A Legal Matters Department and the Anti-Trust, Corporate and International Legal Matters Departments. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters) . He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S. Emerson Macedo Bortoloto—186.130.758-60 Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity area. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. Also at the Itaú Unibanco Group, he was responsible for auditing in the Information Technology and Retail Credit Analysis and Granting processes. He has been a Member of the Audit Committees of Itaú Unibanco’s controlled companies and affiliates, such as: Banco Itaú Paraguay, Banco Itaú Uruguay, CIP – Câmara Interbancária de Pagamentos and Tecban—Tecnologia Bancária. Mr. Bortoloto worked at Ernst & Young Auditores Independentes (2001 to 2003) and at Banco Bandeirantes (1992 to 2001), being responsible for auditing IT and operational processes. He holds a Bachelor’s degree in Data Processing Technology, a Postgraduate degree in Audit and Consulting in Information Security from the Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA in Internal Auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He is CISA certified by the Information Systems Audit and Control Association (ISACA). Tatiana Grecco—167.629.258-63 Tatiana Grecco, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. She holds a Bachelor’s degree in Civil Construction with major in Technology from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified by ANBIMA (CGA). Leila Cristiane Barboza Braga de Melo—153.451.838-05 Leila Cristiane Barboza Braga de Melo, has been a Partner of Itaú Unibanco since 2008 and an Officer of the Executive Committee since 2021. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She joined the Itaú Unibanco Group in 1997, working at Unibanco’s Legal Advisory Department, where she carried out legal services at all business and institutional departments. Ms. Melo was elected Deputy Officer in 2008. She has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2015) and Executive Officer (2015 to 2021). She is also an Officer and a Member of the Board of Directors at W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). In 2000 and 2001, Ms. Melo worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, and on Fundamentals of Business Law from the New York University, New York, U. S., and attended the Fellows Program from the IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S., from the Harvard Business School, Cambridge, Massachusetts, U.S. and from the INSEAD, Fontainebleau, France. Adriano Cabral Volpini—162.572.558-21 21

Adriano Cabral Volpini, a Partner of Itaú Unibanco, has been Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group. He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil. Luciana Nicola Scheneider—270.049.978-63 Luciana Nicola Schneider, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business (2018 to 2021) and Superintendent of Government and Institutional Relations (2009 to 2018). She worked as a Social Responsibility Manager (2004 to 2009) at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. (1997 to 2004). Ms. Schneider was also a Member of the Steering Committee (2005 to 2007) at Associação Junior Achievement of the São Paulo State. She holds a Bachelor’s degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and in Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, USA. Alexsandro Broedel—031.212.717-09 Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds a Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Renato Lulia Jacob—118.058.578-00 Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom. He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. Milton Maluhy Filho—252.026.488-80 Milton Maluhy Filho, a Partner, has been a Chief Executive Officer at the Itaú Unibanco Group since 2021, having served as a CFO and a CRO as well. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration. Alexandre Grossmann Zancani—288.246.148-84 Alexandre Grossmann Zancani, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021). He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019), a Risk Officer – Individuals and Consumers (2015 to 2017), an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015), an Executive Credit Superintendent at Santander – Individuals (2012 to 2013) at Santander (Brazil), an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A. He holds a Bachelor’s degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France. André Luís Teixeira Rodrigues—799.914.406-15 André Luís Teixeira Rodrigues, has been a Partner since 2010 and a Member of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 and 2020, having worked at Banco Itaú BBA from its creation in 2003 to 2018 and at the Retail Banking segment as from 2019. He holds a Bachelor’s degree in Mechanical Engineering with major in Automation and Systems (“Mechatronics”) from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. 22 Renato da Silva Carvalho—033.810.967-61

Renato da Silva Carvalho, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017). He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Paulo Sergio Miron—076.444.278-30 Paulo Sergio Miron, a Member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Fiscal Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, and a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC)—Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and both the government services and the banking departments. Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues. He holds a Bachelor’s degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil. Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 Teresa Cristina Athayde Marcondes Fontes, a Member of the Partners Program, joined the Itaú Unibanco Group in 2003. She worked until 2017 at the legal advisory to institutional and business departments and, from 2017 to 2019, she was responsible for the Conglomerate’s Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies. She was elected Officer in 2019 and has been responsible for the Civil Litigation Office. She holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil. Daniel Sposito Pastore—283.484.258-29 Daniel Sposito Pastore, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the International, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002). Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective Member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He has been a Member of the legal labor committee (since 2017) and a Member of the union negotiation committee (since 2020) at the Federação Brasileira de Bancos (FEBRABAN). He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil. José Virgilio Vita Neto – 223.403.628-30 José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Candido Botelho Bracher—039.690.188-38 23

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 to 2015). Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Frederico Trajano Inácio Rodrigues—253.929.608-47 Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S. Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland. Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds a Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Maria Helena dos Santos Fernandes de Santana—036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020. She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A. She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil. 24 Pedro Moreira Salles—551.222.567-72

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 to 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 to 2009). Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 to 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itaúsa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. João Moreira Salles—295.520.008-58 25

João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itaúsa S.A. since 2017; a Member of the Personnel Committee at Itaú since 2018; a Member of the Nomination and Corporate Governance at Itaú since 2018; a Member of the Social Responsibility Committee at Itaú since 2019; a Member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice President of the Board of Trustees at the Fundação Itaú para Educação e Cultura since 2020; a Member of the Guiding Board at the Itaú Social since 2017; a Member of the Advisory Board at the Itaú Cultural since 1995; a Member of the Executive Board at the Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organização Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Cesar Nivaldo Gon—154.974.508-57 Cesar Nivaldo Gon (Independent Member) has been a Member of the Board of Directors since 2022 and Member of the Personnel Committee (2021 to 2022) at the Itaú Unibanco Group. He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation. Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticário Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston. In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY). Mr. Gon has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil. Rene Guimarães Andrich—709.926.659-49 Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020. He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of the Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU) and an Independent Member of the Disciplinary Measures Committee of Petrobrás Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas. He holds certifications from CCA+ – Director with Experience (IBGC); CCF—Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC/SP). He holds a Master’s degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil. Reinaldo Guerreiro—503.946.658-72 26

Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017. He has been a Member of the Board of Directors since 2007, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre-docência”) in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Eduardo Hiroyuki Miyaki—159.822.728-92 Eduardo Hiroyuki Miyaki has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer (2010 to 2017) and Operational Risk and Internal Control Officer (2017 to 2021). He has previously served as Internal Audit Superintendent (2005 to 2010) in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments (2003 to 2004) and Supervisor of the Anti-Money Laundering and Fraud Prevention Program (1996 to 2003). He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Sanitation from the Gunma University, Japan; a Master’s degree in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S. Artemio Bertholini—095.365.318-87 Artemio Bertholini has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Fiscal Council at Itaúsa S.A. (2006 to 2008) and at Itaú Unibanco (2009 to 2011). He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and a Member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021. He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP) since 2015, and an invited Lecturer at Accounting, Audit, Arbitration and Corporate Governance-related events at the Regional Accounting Council (CRC/SP) and at a number of universities. Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Indústrias Romi S.A. (2009) and Tekno S.A. Ind. e Comércio (2018 to 2020). He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1969 to 1978), and a bookkeeper at Banco do Brasil (1965 to 1969). He holds a Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Flórida, U.S. João Costa—476.511.728-68 João Costa has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021. He was an Effective Member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. Gilberto Frussa—127.235.568-32 Gilberto Frussa has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department (2017 to 2021); Legal Officer for Products and Business – Retail Business (2015 to 2017) and Legal Officer at Banco Itaú BBA S.A. (2006 to 2015), where he served as a lawyer from 1995 to 2006. Has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January/2022. Mr. Frussa was a Partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department (1993 to 1995). He was also a Lawyer (1989 to 1993) at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant (1986 to 1989) at Pinheiro Neto – Advogados. Mr. Frussa was also an Effective Director of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) (2000 to 2003 and 2011 to 2013). He was also Chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015). Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar (2017 to 2021). He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018, and an associate of Instituto Brasileiro de Governança Corporativa (IBGC) since 2021. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. Type of Conviction Description of the conviction 27

Pedro Paulo Giubbina Lorenzini—103.594.548-79 N/A Carlos Fernando Rossi Constantini—166.945.868-76 N/A Flávio Augusto Aguiar de Souza—747.438.136-20 N/A Ricardo Ribeiro Mandacaru Guerra—176.040.328-85 N/A José Geraldo Franco Ortiz Junior—290.270.568-97 N/A Matias Granata—228.724.568-56 N/A Sergio Guillinet Fajerman—018.518.957-10 N/A Andre Balestrin Cestare—213.634.648-25 N/A Renato Barbosa do Nascimento—161.373.518-90 N/A André Sapoznik—165.085.128-62 N/A Álvaro Felipe Rizzi Rodrigues—166.644.028-07 N/A Emerson Macedo Bortoloto—186.130.758-60 N/A Tatiana Grecco—167.629.258-63 N/A Leila Cristiane Barboza Braga de Melo—153.451.838-05 N/A Adriano Cabral Volpini—162.572.558-21 N/A Luciana Nicola Scheneider—270.049.978-63 N/A Alexsandro Broedel—031.212.717-09 N/A 28

Renato Lulia Jacob—118.058.578-00 N/A Milton Maluhy Filho—252.026.488-80 N/A Alexandre Grossmann Zancani—288.246.148-84 N/A André Luís Teixeira Rodrigues—799.914.406-15 N/A Renato da Silva Carvalho—033.810.967-61 N/A Paulo Sergio Miron—076.444.278-30 N/A Teresa Cristina Athayde Marcondes Fontes—307.447.828-48 N/A Daniel Sposito Pastore—283.484.258-29 N/A José Virgilio Vita Neto—223.403.628-30 N/A Candido Botelho Bracher—039.690.188-38 N/A Frederico Trajano Inácio Rodrigues—253.929.608-47 N/A Fábio Colletti Barbosa—771.733.258-20 N/A Pedro Luiz Bodin de Moraes—548.346.867-87 N/A Maria Helena dos Santos Fernandes de Santana—036.221.618-50 N/A Pedro Moreira Salles—551.222.567-72 N/A Ricardo Villela Marino—252.398.288-90 N/A Alfredo Egydio Setubal—014.414.218-07 N/A 29

Roberto Egydio Setubal—007.738.228-52 N/A João Moreira Salles—295.520.008-58 N/A Ana Lúcia de Mattos Barretto Villela—066.530.828-06 N/A Cesar Nivaldo Gon—154.974.508-57 N/A Rene Guimarães Andrich—709.926.659-49 N/A Reinaldo Guerreiro—503.946.658-72 N/A Eduardo Hiroyuki Miyaki—159.822.728-92 N/A Artemio Bertholini—095.365.318-87 N/A João Costa—476.511.728-68 N/A Gilberto Frussa—127.235.568-32 N/A 30

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at terms of ffice meetings Other positions held/roles performed at the issuer Ricardo Baldin Audit Committee 07/14/1954 Annual Audit Committee Committee member A Statutory Audit Committee (effective) non adherent to CVM Instruction No. 308/99 163.678.040-72 Accountant 04/28/2022 1 95.92% Not applicable. Alexandre de Barros Audit Committee Audit Committee Committee member (effective) 09/06/1956 Annual A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 040.036.688-63 Engineer 04/28/2022 1 97.96% Not applicable. Gustavo Jorge Laboissière Loyola Audit Committee Audit Committee Chairman of the Committee 12/19/1952 Annual A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 101.942.071-53 Economist 04/28/2022 5 100.00% Not applicable. Luciana Pires Dias Audit Committee Audit Committee Committee member (effective) 01/13/1976 Annual A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 251.151.348-02 Lawyer 04/28/2022 2 100.00% Not applicable. Rogério Carvalho Braga Audit Committee Audit Committee Committee member (effective) 01/30/1956 Annual A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 625.816.948-15 Lawyer 04/28/2022 1 100.00% Not applicable. Geraldo José Carbone Compensation Committee Committee member (effective) 08/02/1956 Annual 952.589.818-00 Economist 04/28/2022 4 100.00% Not applicable. Roberto Egydio Setubal Compensation Committee Chairman of the Committee 10/13/1954 Annual 007.738.228-52 Engineer 04/28/2022 5 100.00% 31

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other Profession Description of other Date of election Number of Percentage of committees positions held consecutive attendance at terms of ffice meetings Other positions held/roles performed at the issuer Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee Candido Botelho Bracher Compensation Committee Committee member (effective) 12/05/1958 Annual 039.690.188-38 Administrador 04/28/2022 1 100.00% Member of the Board of Directors Member of the Social Responsibility Committee Member of the Capital and Risk Management Committee João Moreira Salles Compensation Committee Committee member 04/11/1981 Annual (effective) 295.520.008-58 Economist 04/28/2022 1 100.00% Member of the Board of Directors Member of the Strategy Committee Álvaro Felipe Rizzi Rodrigues Other committees Committee member 03/28/1977 04/28/2022 Annual (effective) 166.644.028-07 Disclosure and Trading Committee Lawyer 04/28/2022 0 0.00% Officer Maria Helena dos Santos Fernandes de Other Committee member 06/23/1959 04/28/2022 Annual Santana committees (effective) 036.221.618-50 Related Parties Committee Economist 04/28/2022 1 100.00% Member of the Board of Directors Alexsandro Broedel Other committees Member of the Committee 10/05/1974 04/28/2022 Annual 031.212.717-09 Disclosure and Trading Committee Accountant 04/28/2022 8 75.00% Officer (member of the Executive Committee) Alfredo Egydio Setubal Other committees Committee member 09/01/1958 04/28/2022 Annual (effective) 32

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at terms of office meetings Other positions held/roles performed at the issuer 014.414.218-07 Nomination and Corporate Governance Committee Business Administrator 28/04/2022 13 100.00% Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member (effective) 09/01/1958 04/28/2022 Annual 014.414.218-07 Disclosure and Trading Committee Business 04/28/2022 13 75.00% Administrator Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee Alfredo Egydio Setubal Other committees Committee member (effective) 09/01/1958 04/28/2022 Annual 014.414.218-07 Personnel Committee Business 04/28/2022 7 60.00% Administrator Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee 33

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at terms of office meetings Other positions held/roles performed at the issuer Alfredo Egydio Setubal Other committees Chairman of the Committee 09/01/1958 04/28/2022 Anual 014.414.218-07 Social Responsibility Committee Business 04/28/2022 4 100.00% Administrator Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee José Virgilio Vita Neto Other committees Committee member (effective) 09/13/1978 04/28/2022 Anual 223.403.628-30 Disclosure and Trading Committee Lawyer 04/28/2022 2 100.00% Director Ana Lúcia de Mattos Barretto Villela Other committees Committee member (effective) 10/25/1973 04/28/2022 Annual 066.530.828-06 Nomination and Corporate Pedagogic 04/28/2022 4 100.00% Governance Committee Professional Member of the Board of Directors Member of the Personnel Committee Member of the Social Responsibility Committee Ana Lúcia de Mattos Barretto Villela Other committees Committee member (effective) 10/25/1973 04/28/2022 Annual 066.530.828-06 Personnel Committee Pedagogic 04/28/2022 4 80.00% Professional Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee Ana Lúcia de Mattos Barretto Villela Other Committees Committee member (effective) 10/25/1973 04/28/2022 Annual 066.530.828-06 Social Responsiblity Committee Pedagogic 04/28/2022 4 50.00% Professional Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Candido Botelho Bracher Other Committees Committee member (effective) 12/05/1958 04/28/2022 Annual 039.690.188-38 Social Responsibility Committee Bussiness 04/28/2022 4 100.00% Administrator Member of the Board of Directors Member of the Capital and Risk Management Committee Compensation Committee 34

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at terms of ffice meetings Other positions held/roles performed at the issuer Carlos Henrique Donegá Aidar Other committees Committee member (effective) 10/19/1965 04/28/2022 Annual 076.630.558-96 Disclosure and Trading Committee Economist 04/28/2022 7 100.00% Not applicable. Fábio Colletti Barbosa Other committees Committee member (effective) 10/03/1954 04/28/2022 Annual 771.733.258-20 Personnel Committee Business 04/28/2022 7 100.00% Administrator Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member (effective) 10/03/1954 04/28/2022 Annual 771.733.258-20 Nomination and Corporate Business 04/28/2022 7 100.00% Governance Committee Administrator Member of the Board of Directors Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member (effective) 10/03/1954 04/28/2022 Annual 771.733.258-20 Strategy Committee Business 04/28/2022 7 83.33% Administrator 35

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at terms of ffice meetings Other positions held/roles performed at the issuer Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Chairman of the Committee 10/03/1954 04/28/2022 Annual 771.733.258-20 Related Parties Committee Business 04/28/2022 5 100.00% Administrator Member Member of of the the Strategy Board of Committee Directors Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee Fábio Colletti Barbosa Other committees Committee member (effective) 10/03/1954 04/28/2022 Annual 771.733.258-20 Social Responsibility Committee Business 04/28/2022 4 100.00% Administrator Member of the Board of Directors Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Candido Botelho Bracher Outros Comitês Committee member (effective) 12/05/1958 04/28/2022 Annual 36

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at terms of office meetings Other positions held/roles performed at the issuer 039.690.188-38 Capital and Risk Management Business Administrator 04/28/2022 1 100.00% Committee Member of the Board of Directors Member of the Social Responsibility Committee Member of the Compensation Committee João Moreira Salles Other committees Committee member (effective) 04/11/1981 04/28/2022 Anual 295.520.008-58 Strategy Committee Economist 04/28/2022 5 100.00% Member of the Board of Directors Member of the Compensation Committee Pedro Luiz Bodin de Moraes Other committees Chairman of the Committee 07/13/1956 04/28/2022 Anual 548.346.867-87 Capital and Risk Management Economist 04/28/2022 13 91.67% Committee Member of the Board of Directors Member of the Related Parties Committee Pedro Luiz Bodin de Moraes Other committees Committee member (effective) 07/13/1956 04/28/2022 Anual 548.346.867-87 Related Parties Committee Economist 04/28/2022 9 100.00% Member of the Board of Directors Chairman of the Capital and Risk Management Committee Pedro Moreira Salles Other committees Chairman of the Committee 10/20/1959 04/28/2022 Anual 551.222.567-72 Strategy Committee Banker 04/28/2022 13 100.00% 37

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at terms of office meetings Other positions held/roles performed at the issuer Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee 10/20/1959 04/28/2022 Anual 551.222.567-72 Nomination and Corporate Governance 04/28/2022 13 100.00% Committee Banker Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Chairman of the Committee 10/20/1959 04/28/2022 Anual 551.222.567-72 Personnel Committee Banker 04/28/2022 13 100.00% 38

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at terms of office meetings Other positions held/roles performed at the issuer Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Social Responsibility Committee Pedro Moreira Salles Other committees Committee member (effective) 10/20/1959 04/28/2022 Anual 551.222.567-72 Social Responsibility Committee Banker 04/28/2022 4 50.00% Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Ricardo Villela Marino Other committees Committee member (effective) 01/28/1974 04/28/2022 Anual 252.398.288-90 Strategy Committee Engineer 04/28/2022 12 100.00% Vice President of the Board of Directors Roberto Egydio Setubal Other committees Committee member (effective) 10/13/1954 04/28/2022 Anual 007.738.228-52 Strategy Committee Engineer 04/28/2022 13 100.00% 39

12.7/8—Composition of committees Name Type of committee Type of audit Position held Date of Date of investiture Term of office birth Taxpayer ID (CPF) Description of other committees Profession Description of other Date of election Number of Percentage of positions held consecutive attendance at terms of office meetings Other positions held/roles performed at the issuer Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee Roberto Egydio Setubal Other committees Committee member (effective) 10/13/1954 04/28/2022 Anual 007.738.228-52 Capital and Risk Management Engineer 04/28/2022 13 100.00% Committee Co-chairman of the Board of Directors Member of the Strategy Committee Chairman of the Compensation Committee Renato Lulia Jacob Other committees Chairman member 05/10/1974 04/28/2022 Anual (effective) 118.058.578-00 Disclosure and Trading Committee Bancário 04/28/2022 3 100.00% Investor Relations Officer Profissional experience / Statement of any conviction / Independence criteria Ricardo Baldin—163.678.040-72 40

Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015). He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Fiscal Council at Metalúrgica Gerdau S.A. since 2020; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Board of Directors and a Member of the Audit Committee at XP Investimentos S.A. (2020 to 2021); a Member of the Audit Committee at Totvs S.A. (2020); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015) and Audit Committee Coordinator at Redecard S.A. (2013 to 2014). He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017). Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC. Alexandre de Barros—040.036.688-63 Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005), and Managing Officer (1994 to 2004). He has been an alternate Member of Duratex’s Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA). Mr. de Barros was a member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007). He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S. Gustavo Jorge Laboissière Loyola—101.942.071-53 Gustavo Jorge Laboissière Loyola (Independent Member) has been a Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was President (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Luciana Pires Dias—251.151.348-02 Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Audit Committee at Vale S.A. since 2020 and a Member of the Board of Directors and Coordinator of the Audit Committee at XP Inc. since 2021. She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development – OCDE (2011 to 2015) and at OCDE’s Latin-American Roundtable on Corporate Governance (2009 to 2015). She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006). She holds a Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S. Rogério Carvalho Braga—625.816.948-15 Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S. Geraldo José Carbone—952.589.818-00 41

Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been an Officer Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO (1997 to 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil. Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal—007.738.228-52 Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itaúsa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher—039.690.188-38 Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 to 2015). Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. João Moreira Salles—295.520.008-58 João Moreira Salles—295.520.008-58 João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Álvaro Felipe Rizzi Rodrigues—166.644.028-07 Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Tax Department, the Proprietary M&A Legal Matters Department and the Anti-Trust, Corporate and International Legal Matters Departments. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters) . He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia 42 Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Maria Helena dos Santos Fernandes de Santana—036.221.618-50 Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020. She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A. She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil. Alexsandro Broedel—031.212.717-09 Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. He holds a Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal—014.414.218-07 Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 to 2009). Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 to 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. José Virgilio Vita Neto—223.403.628-30 43

José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela—066.530.828-06 Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itaúsa S.A. since 2017; a Member of the Personnel Committee at Itaú since 2018; a Member of the Nomination and Corporate Governance at Itaú since 2018; a Member of the Social Responsibility Committee at Itaú since 2019; a Member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice President of the Board of Trustees at the Fundação Itaú para Educação e Cultura since 2020; a Member of the Guiding Board at the Itaú Social since 2017; a Member of the Advisory Board at the Itaú Cultural since 1995; a Member of the Executive Board at the Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organização Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Carlos Henrique Donegá Aidar—076.630.558-96 Carlos Henrique Donegá Aidar, a Member of the Partners Program, has been an Officer since 2008 and a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa—771.733.258-20 44

Fábio Colletti Barbosa—771.733.258-20 Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland. Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes—548.346.867-87 Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds a Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles—551.222.567-72 Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008). He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER’s Board of Associates, and the Board of Directors at Fundação Osesp. He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master’s degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States. Ricardo Villela Marino—252.398.288-90 Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 to 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Renato Lulia Jacob—118.058.578-00 Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom. He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. 45 Type of Conviction Description of the conviction

Ricardo Baldin 163.678.040-72 N/A Alexandre de Barros 040.036.688-63 N/A Gustavo Jorge Laboissière Loyola 101.942.071-53 N/A Luciana Pires Dias 251.151.348-02 N/A Rogério Carvalho Braga 625.816.948-15 N/A Geraldo José Carbone 952.589.818-00 N/A Roberto Egydio Setubal 007.738.228-52 Roberto Egydio Setubal 007.738.228-52 Roberto Egydio Setubal 007.738.228-52 N/A Candido Botelho Bracher 039.690.188-38 Candido Botelho Bracher 039.690.188-38 Candido Botelho Bracher 039.690.188-38 N/A João Moreira Salles 295.520.008-58 João Moreira Salles 295.520.008-58 N/A Álvaro Felipe Rizzi Rodrigues 166.644.028-07 N/A Maria Helena dos Santos Fernandes de Santana 036.221.618-50 N/A Alexsandro Broedel 031.212.717-09 N/A Alfredo Egydio Setubal 014.414.218-07 Alfredo Egydio Setubal 014.414.218-07 Alfredo Egydio Setubal 014.414.218-07 Alfredo Egydio Setubal 014.414.218-07 N/A 46

José Virgilio Vita Neto 223.403.628-30 N/A Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Ana Lúcia de Mattos Barretto Villela 066.530.828-06 N/A Carlos Henrique Donegá Aidar 076.630.558-96 N/A Fábio Colletti Barbosa 771.733.258-20 Fábio Colletti Barbosa 771.733.258-20 Fábio Colletti Barbosa 771.733.258-20 Fábio Colletti Barbosa 771.733.258-20 Fábio Colletti Barbosa 771.733.258-20 N/A Pedro Luiz Bodin de Moraes 548.346.867-87 Pedro Luiz Bodin de Moraes 548.346.867-87 N/A Pedro Moreira Salles 551.222.567-72 Pedro Moreira Salles 551.222.567-72 Pedro Moreira Salles 551.222.567-72 Pedro Moreira Salles 551.222.567-72 N/A Ricardo Villela Marino 252.398.288-90 N/A Renato Lulia Jacob 118.058.578-00 N/A 47

12.12. OTHER SIGNIFICANT INFORMATION Addition Information of items 12.5/6, 12.7/8, 12.9 and 12.10 A—Total Number of Meetings Held by Body: Body Meetings Board of Directors (1) 12 Fiscal Council (1) 4 Audit Committee (2) 49 Disclosure and Trading Committee (3) 4 Strategy Committee (4) 6 Capital and Risk Management Committee (4) 12 Nomination and Corporate Governance Committee (4) 1 Related Parties Committee (4) 9 Personnel Committee (4) 5 Compensation Committee (4) 4 Social Responsibility Committee (4) 2 (1) period from June 15, 2021 to February 25, 2022 (2) period from June 16, 2021 to February 25, 2022 (3) period from April 19, 2021 to January 28, 2022 (4) period from April 29, 2021 to February 25, 2022 B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from ltaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from ltaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C – Meeting Attendance Percentage: For calculation of the meeting attendance percentage: (a) of the members of the Board of Directors and Fiscal Council, the meetings held from the moment members took office on June 15, 2021 until February 25, 2022 were considered; (b) of the members of the Audit Committee, meetings held from the moment the members took office on June 15, 2021 until February 25, 2022 were considered; (c) of the members of the other committees, meetings held from the moment the members took office on April 29, 2021 until February 25, 2022 were considered; (d) of the members of the Disclosure and Trading Committee, meetings held in the period from April 19, 2021 to February 28, 2022 were considered; (e) there is no calculation of the meeting attendance percentage of the management member Cesar Nivaldo Gon because the meetings do not involve her reelection to the Company’s Board of Directors; (f) there is no calculation of the meeting attendance percentage of the management members Eduardo Hiroyuki Miyaki and Gilberto Frussa because the meetings do not involve his reelection to the Company’s Fiscal Council; (g) there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, João Costa and Rene Guimarães Andrich as alternate members were not required to attend the meetings of the Company’s Fiscal Council; (h) there is no calculation of the meeting attendance percentage of the management member Álvaro Felipe Rizzi Rodrigues because it was formalized that he became part of the Disclosure and Trading Committee on April 27, 2022; (i) there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled. 48

D—Independence Criterion for the Members of the Board of Directors and of the Audit Committee: The members of the Board of Directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano lnácio Rodrigues, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling stockholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Bylaws: a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with a managerial function, of the team involved in the audit work of the company; or (iv) a member of the Supervisory Council of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections “a”, “(i)” and “(iii)”; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise. E – Type of Audit Committee lt is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 4,910/21 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Resolution 23/21 (former CVM Instruction Nº 308/99). F – Politically Exposed Persons Regarding the members of the Board of Directors, Executive Board, Fiscal Council and other Committees, we classify as politically exposed persons: Alfredo Egydio Setubal (member of the Board of Directors); Leila Cristiane Barboza Braga de Melo (member of the Executive Board), Reinaldo Guerreiro (member of the Fiscal Council) and Ricardo Baldin (member of the Audit Committee), on account of: • Alfredo Egydio Setubal being characterized as a Related PEP considering the relationship with members of Liquigás Distribuidora S.A. • Leila Cristiane Barboza Braga de Melo being characterized as a Related PEP considering the relationship with members of Central Bank of Brazil, Banco do Brasil and Caixa Econômica Federal. • Reinaldo Guerreiro being characterized as a Related PEP considering the relationship with members of Ministry of Cities, Caixa Econômica Federal, Caixa Participações, Government of the State DF and Government of the State of RS. • Ricardo Baldin be characterized as a Holder PEP considering a management position at Finame. G—ADDITIONAL INFORMATION: We inform you that the inauguration of those elected in the Annual General Stockholders’ Meeting of April 26, 2022 and meeting of the Board of Directors of April 28, 2022, is pending approval of their election by the Central Bank of Brazil. 49

Below we present the hierarchy flowchart of said Bodies: 12.5/6 – Composition and professional experience of the board of directors and fiscal council With respect to each member, see below information about item 12.5 “m”: I – Main professional experience for the past five years, indicating: • Company’s name and activity sector. • Position and roles inherent in the position. • Whether the company is part of (i) the Issuer’s economic group or (ii) is controlled by an Issuer’s direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer’s securities. II—All management positions they hold in other companies or third sector organizations: Company is part of (ii) is controlled by an Issuer’s direct or indirect stockholder Company’s name Company’s activity sector (i) the Issuer’s with an interest equal Other companies or economic group to or higher than 5% third sector in the same class or organizations type of the Issuer’s securities. Abril Comunicações S.A. Printing of books, magazines and other periodicals x Alana Foundation Charitable organization x AlanaLab Communication of impact x Alpargatas S.A. Holding company of non-financial institutions x Ambev Drinks x Americel S.A. Telephony Equipment x Arthur Andersen & Co. Advocacy x Associação Brasileira das Companhias Abertas (ABRASCA—Brazilian Association of Non-profit civil association x Publicly-Held Companies) Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA—Non-profit civil association x Brazilian Association of Financial and Capital Market Entities) 50

Associação Junior Achievement do Estado de Entrepreneurial Education x São Paulo Banco ABNAMRO/Real S.A. Multiple-service banking, with commercial portfolio x Banco Bandeirantes S.A. Multiple-service banking, with commercial portfolio x Banco BBA-Creditanstalt S.A. Multiple-service banking, with commercial portfolio x Banco Brascan S.A. Investment Bank x Banco Central do Brasil (BACEN—Central Federal government agency x Bank of Brazil) Banco do Brasil S.A. Multiple-service banking, with commercial portfolio x Banco Icatu S.A. Multiple-service banking, with commercial portfolio x Banco Itaú Argentina S.A. Holding company of non-financial institutions x Banco Itaú BBA S.A. Multiple-service x Banco Itaú Chile Holding company of non-financial institutions x Banco Itaú International Holding company of non-financial institutions x Banco Itaú Paraguai Holding company of non-financial institutions x Banco Itaú Suisse Holding company of non-financial institutions x Banco Itaú Uruguai Holding company of non-financial institutions x Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Development bank x Social and Economic Development Bank) Banco PSA Finance Brasil S.A. Multiple-service banking, with commercial portfolio x Banco Santander (Brasil) S.A. Multiple-service banking, with commercial portfolio x Banco Santander S.A. Multiple-service banking, with commercial portfolio x Bank Boston Multiple-service banking, with commercial portfolio x BB Seguridade S.A. Insurance and pension plan x BM&FBOVESPA S.A. – Bolsa de Valores, Management of organized securities markets and provision Mercadorias e Futuros (currently B3 S.A. – of services of registration, clearing and settlement, and x Brasil, Bolsa, Balcão (B3 S.A. – Brazilian support to financing operations Exchange and OTC)) Bolsas y Mercados Españoles (BME) Administration of organized securities markets x Brasil Warrant Administração de Bens e Holding company of non-financial institutions x Empresas S.A (BWSA) Brazilian Chamber of Commerce in Great Non profit organization x Britain Bunge y Born Food industry x BW Gestão de Investimentos (BWGI) Management of restricted public funds x Câmara Interbancária de Pagamentos (CIP) Brazilian Payment System x Cambuhy Investimentos Ltda. Consultancy in corporate management x Carvalho Pinto, Monteiro de Barros, Frussa & Accounting and tax consulting and auditing x Bohlsen – Advogados Casa da Moeda do Brasil (CMB) Manufacture of paper money x CI&T Inc. Digital solutions x Cia. de Saneamento Básico do Estado de São Paulo (SABESP—Basic Sanitation Company of Water collection, treatment and distribution x the State of São Paulo) Cia. de Saneamento de Minas Gerais (COPASA—Minas Gerais Sanitation Water collection, treatment and distribution x Company) Cia. de Saneamento do Paraná (SANEPAR— Water collection, treatment and distribution x Paraná Sanitation Company) Citibank Brazil Financial Conglomerate x Citigroup Brasil Financial Conglomerate x Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Public administration in general x Commission) Comissão Trilateral do Conselho Internacional Private Discussion Forum x da NYSE Companhia Brasileira de Distribuição S.A. Retail sales x Companhia Brasileira de Metalurgia e Mineração (CBMM—Brazilian Metallurgy and Metallurgy and technology x Mining Company) Companhia de Trens Urbanos (CBTU) Rail transport x Companhia Paranaense de Gás (COMPAGÁS— Natural gas distributor x Paranaense Gas Company) Conectas Non-governmental organization x ConectCar Soluções de Mobilidade Eletrônica Payment Institution x S.A. Conferência Monetária Internacional International Organization x Conselho de Recursos do Sistema Financeiro Self-Regulatory Entity x Nacional (CRSFN) Conselho Regional de Contabilidade (CRC/SP Self-Regulatory Entity x - Regional Council of Accounting) CPFL Energia S.A. Energy Distribution x Debevoise & Plimpton Advocacy x Deutsche Bank Securities Investment Bank x Manufacturing, sale, import, and export of wood by- Dexco S.A. products, bathroom fittings, and ceramics and plastic x materials Diagnósticos da América S.A. (DASA) Clinical Diagnostics x Directa Auditores Advocacy x Manufacturing, sale, import, and export of wood by- Duratex S.A. products, bathroom fittings, and ceramics and plastic x materials Ecorodovias Concession of Public Works and Services x Manufacture and marketing of household and industrial Electrolux do Brasil S.A. x appliances in general Manufacturing of intermediate products for plasticizers, Elekeiroz S.A. x resins and fibers 51

Eneva S.A. Electricity x Ernst & Young Accounting and tax audit and consulting services x Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP— School of Economics, Business Administration Higher education – undergraduate and graduate courses x and Accounting of the Universidade de São Paulo) Fairplay Production and organization of corporate events x Federação Brasileira de Bancos (FEBRABAN Organization of trade and business association activities x – Brazilian Federation of Banks) Federação Brasileira de Bancos (FENABAN – Employers’ union x National Federation of Banks) Federal Reserve Bank Federal Agency x Fellow Ashoka Non-profit organization x Fidelity International Ltd. Investment management x Fight For Peace International Non profit organization x Financeira Itaú CBD S.A. Crédito, Credit, Financing and Investment Society x Financiamento e Investimento Financial Stability Board (FSB) Financial Stability Board x Fortbras S.A. Automotive aftermarket x Fundação Bienal de São Paulo (São Paulo Art Restoration and conservation of historical sites and x Biennial Foundation) buildings Fundação das Nações Unidas (EUA) International Organization x Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute Higher education – undergraduate and graduate courses x for Accounting, Actuarial and Financial Research Foundation) Activities of membership organizations related to culture Fundação Itaú para Educação e Cultura x and art Fundação Itaú Unibanco Previdência Supplementary Pension x Complementar Fundação Maria Cecilia Souto Vidigal Non-profit organization x Fundação Nova Escola Non-profit organization x Fundação OSESP (OSESP Foundation) Music teaching x Fundo Garantidor de Crédito (FGC) Non-profit organization x Fundo Patrimonial da FEA-USP (FEA-USP Raising and investment of funds to support FEA-USP x Endowment Fund) G/xtrat Consultoria Econômica Ltda. Consultancy in corporate management x Gávea Investimentos Fund management services by contract or commission x GC/Capital Empreendimentos e Participações Holding company of non-financial institutions x Ltda. Grant Thornton Brasil Accounting and tax consulting and auditing x Grupo Boticário Cosmetics x Grupo Itaú Unibanco (Itaú Unibanco Group) Financial Conglomerate x Grupo Natura (Natura Group) Financial Conglomerate x Gustavo Loyola Consultoria S/C Consultancy in economics x Hospital de Clínicas de Porto Alegre (HCPA) Hospital care, first-aid and emergency care unit activities x IBM Brasil Machinery and Services Industry x Icatu Holding S.A. Holding company x IFRS Foundation Production of Accounting Standards x Indústrias Romi S.A. Machinery x Instituto Akatu (Akatu Institute) Non-governmental organization x Instituto Alana (Alana Institute) Non-governmental organization x Instituto Brasileiro de Ciência Bancária (IBCB Institutes and Foundations x – Brazilian Institute of Banking Science) Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Activities of associations for protection of social rights x Governance) Instituto Brasileiro de Relações com Self-Regulation Entity x Investidores (IBRI) Instituto Brincante (Brincante Institute) Non-governmental organization x Instituto de Arte Contemporânea Works of art x Instituto de Ensino e Pesquisa (INSPER) Education institution x Organization that supports entrepreneurship and Instituto Empreender Endeavor x entrepreneurs Activities of associative organizations related to culture and Instituto Itaú Cultural x art Instituto Lemann Pedagogical management x Activities of membership organizations related to culture Instituto Unibanco x and art International Integrated Reporting Committee Global authority and central coordinating body for matters x (IIRC) related to Integrated Accounting Reporting Investimentos e Participações em Infraestrutura Urban mobility x S.A. (INVEPAR) IRB – Brasil Resseguros S.A. Reinsurance x Itaú Asset Management S.A. Fund administration x Other activities of services rendered mainly to the Itau BBA International plc x companies not mentioned previously Itaú Corretora de Valores S.A. Securities brokerage x Itaú CorpBanca (Chile) Multiple-service banking, with commercial portfolio x Other service activities provided mainly to companies not Itaú International Holding Limited x previously specified Itaú Social Associations for the defense of social rights x Itaú Unibanco Holding S.A. Holding company x Itaú Unibanco S.A. Multiple-service banking, with commercial portfolio x Itaúsa S.A. Holding company x 52

Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of Itautec S.A. x banking and commercial automation equipment and provision of services IUPAR—Itaú Unibanco Participações S.A. Holding company x J. P. Morgan Chase Holding company x Jones Day Consulting service x L. Dias Advogados Advocacy x Lean Enterprise Institute (LEI) Educational Institution x Luizaseg Seguros S.A. Property and casualty insurance x Magazine Luiza S.A. Retail sales x Mizuho International Ltd. Multiple-service banking, with commercial portfolio x Mastercard Incorporated Payment Institution x Metalúrgica Gerdau S.A. Steel mill x Museu de Arte de São Paulo (MASP – São Non-profit private museum x Paulo Art Museum) Museu de Arte Moderna de São Paulo (MAM— Non-profit civil association x São Paulo Museum of Modern Art) Oi S.A. Telecommunications x Ordem dos Advogados do Brasil Self-Regulatory Entity x Organização Internacional das Comissões de Non-profit organization x Valores (IOSCO) Pão de Açúcar – Companhia Brasileira de Retail sales x Distribuição Paraná Auditores Accounting and tax audit and consulting services x Parnaíba Gás Natural Extraction of oil and natural gas x Wholesaling of alcohol fuel, biodiesel, gas and other oil by- Petrobrás Distribuidora S.A. products, except for lubricants, which is not carried out by a x retail transportation company Petrobrás Gás S.A. (GASPETRO) Oil exploration, extraction and refining x Petrobrás Transportes S.A. (TRANSPETRO) Maritime Transport x Petróleo Brasileiro S.A. Oil exploration, extraction and refining x Pinheiro Neto Advogados Accounting and tax audit and consulting services x Porto Seguro S.A. Insurance x PricewaterhouseCoopers Accounting and tax audit and consulting services x Raia Drogasil Pharmaceutical x Redecard S.A. Payment Institution x RMB Assessoria e Consultoria Empresarial e Business consulting x Contábil EIRELI Royal Institution of Great Britain Education and scientific research x Sensedia Integration Solutions x Serasa S.A. Information Services x Sindicato dos Bancos no Estado de São Paulo Union x (Union of Banks of the State of São Paulo) Spaipa S.A. Indústria Brasileira de Bebidas Beverage Manufacturing and Distribution x Tecnologia Bancária (TECBAN) ATM’s x Tekno S.A. Indústria e Comércio Metal Product Manufacturing x Telet S.A. Telephone company x Tendências Conhecimento Assessoria Consultancy x Econômica Ltda. Tendências Consultoria Integrada S/S Ltda. Consultancy x Tozzini Freire Advogados Advocacy x Totvs S.A. Technology x Unibanco – União de Bancos Brasileiros Multiple-service banking, with commercial portfolio x Universidade Estadual de Campinas Education institution x (UNICAMP) Vale S.A. Mining company x Verallia Glass packaging producer x Ventor Investimentos Ltda. Fund management services by contract or commission x W.I.L.L. – Women in Leadership in Latin International non-profit organization x America XP Inc. Holding company x XP Investimentos S.A. Holding company of non-financial institutions x XPRIZE Non-profit organization x Zup Tecnologia Technological consultancy x 12.9. Existence of a marital relationship, stable union or kinship of up to second degree between: a) Issuer’s management members; b) (i) Issuer’s management members and (ii) management members of the issuer’s direct or indirect subsidiaries; c) (i) Management members of the issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies; d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies; a) Issuer’s management members: • Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). 53

• João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors). b) (i) Issuer’s management members and (ii) management members of the issuer’s direct or indirect subsidiaries: • Not applicable. c) (i) Management members of the issuer or of its direct or indirect subsidiaries and (ii) issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer’s controlling group; • Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações; • João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa. 12.10. Inform on the subordination, service provision or control relationships maintained for the last three years between the issuer’s management members: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock; b) Issuer’s direct or indirect parent company; c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. 54

b) Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable. Other Significant Information of Item 12.12 a) Regarding meetings held in the past three (3) years, we inform as follows: Year Type of meeting Date/Time Quorum 2021 Annual and 04.27.2021 – 11:00 a.m. 91.96% of common shares and Extraordinary and 11:10 a.m. 31.65% of preferred shares 2021 Extraordinary 01.31.2021 – 11:00 a.m. More than 90% of common shares 2020 Annual 04.28.2020 – 11:00 a.m. More than 90% of common shares and 31.75% of preferred shares 2019 Annual 04.24.2019 – 11:00 a.m. More than 90% of common shares and 29.08% of preferred shares 2018 Annual and 04.25.2018 – 11:00 a.m. More than 90% of common shares Extraordinary and 28.28% of preferred shares 2018 Extraordinary 07.27.2018 – 15:00 p.m. More than 90% of common shares b) Audit Committee The Audit Committee has autonomy to establish and contract training activities. In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members. Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants. During 2018, the members of the Audit Committee participated in training sessions on the following topics: Cloud Computing and stage of implementation of the Basel III standards in Brazil. Additionally, the Committee performed a benchmark on risk management in digital environments with financial institutions, technology and consulting companies in the United States of America and on the performance of the Audit Committee, internal audit and second-line areas of defense and with Spanish financial companies with international operations. In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management. In the years 2018, 2019 and 2020, some of its members, individually, also participated in trainings on accounting, corporate governance, ethics, financial and external audit topics. 55

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities established in its Regulations and the assessment of the main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Throughout the years 2018, 2019 and 2020, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments, as well as bimonthly meetings to monitor the operation of Itaú CorpBanca in Chile and its subsidiaries. Also, during these years, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee has held, since 2021, a private meeting with the CEO of Itaú Unibanco Holding S.A., and continues to hold, as for several years, a joint meeting with the with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itaú Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itaú Unibanco’s consolidated financial statements as of the year ended in December of each year or other topics of the Fiscal Council interest. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council participates in the Board of Directors’ meeting, in which the Issuer’s annual financial statements are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee’s meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as: • Management Report, Form 20-F, Reference Form, and Integrated Annual Report; • Changing and creating new policies; 56

• Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations; • Share bonus and share splits; • Analyzing the trading of the parties adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries. 1 Environmental, Social and Corporate Governance d) In 2020, we developed the following training activities: Training Audience Frequency Adherence Proposal for 2021 Ethics e-learning Up to executive Continue with the Biennial 94% course officers biennial cycle Anti-corruption e- Up to executive Continue with the Biennial 92% learning course officers biennial cycle Continue in 2021 on a Ethics in workplace Managers and Specific dates 92.53% mandatory basis for new workshop coordinators coordinators Unified statement Up to Board of comprising Codes of Annual 93.49% Adherence to Code Directors Conduct and corporate of Ethics (#) integrity policies Managerial level Those unable to attend (with or without Specific dates 98% in person will attend the Risk Culture management) course online. program Risk Culture Coordination level Continue in 2021 until Annual 89% program up to trainee we reach 100% of audience Anti-Money Laundering and Up to executive Continue with the Counter Terrorist Biennial 93% officers biennial cycle Financing e-learning course In-person/virtual talk on the prevention of Board of Directors Biennial 100% New talk about or topic illegal acts (PLD and corruption prevention) 57

e) In 2020, the Internal Ombudsman’s Office received 2,016 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees. In order to guide and discipline any employees who show conduct contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company has implemented guiding/disciplinary measures to those involved in reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees. f) Supporting documentation for the meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates. g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c 58

15.1/15.2 STOCKHOLDING POSITION BASE-DATE 04.26.2022 Ordinary Preferrend Itaú Unibanco Holding S.A. % % Total % Shares Shares IUPAR Itaú Unibanco Participações S.A. 2.564.084.404 51,713 2.564.084.404 26,153 Brazilian CNPJ 04.676.564/0001-08 Itaúsa S.A. 1.943.906.577 39,205 169.323 0,003 1.944.075.900 19,829 Brazilian CNPJ 61.532.644/0001-15 BlackRock, INC 349.925.097 7,221 349.925.097 3,569 American Dodge & Cox 242.768.249 5,010 242.768.249 2,476 American GQG Partners LLC 253.506.105 5,231 253.506.105 2,586 American Treasury Sahres - 3.639.091 0,075 3.639.091 0,037 Others 450.299.378 9,082 3.995.837.124 82,459 4.446.136.502 45,350 Total 4.958.290.359 100,000 4.845.844.989 100,000 9.804.135.348 100,000 BASE-DATE 12.31.2021 Ordinary Preferrend IUPAR Itaú Unibanco Part. S.A. % % Total % Shares Shares Itaúsa S.A. 355.227.092 50,000 350.942.273 100,000 706.169.365 66,532 Brazilian CNPJ 61.532.644/0001-15 Cia. E. Johnston de Participações 355.227.092 50,000 - 355.227.092 33,468 Brazilian CNPJ 04.679.283/0001-09 Total 710.454.184 100,000 350.942.273 100,000 1.061.396.457 100,000 BASE-DATE 12.31.2021 Ordinary Preferrend Cia. E. Johnston de Part. % % Total % Shares Shares Fernando Roberto Moreira Salles 2.030.000 31,002 4.060.000 31,002 6.090.000 31,002 Brazilian CPF(*) 002.938.068-53 João Moreira Salles 1.244.000 18,998 2.488.000 18,998 3.732.000 18,998 Brazilian CPF(*) 667.197.397-00 Pedro Moreira Salles 2.030.000 31,002 4.060.000 31,002 6.090.000 31,002 Brazilian CPF(*) 551.222.567-72 Walther Moreira Salles Júnior 1.244.000 18,998 2.488.000 18,998 3.732.000 18,998 Brazilian CPF(*) 406.935.467-00 Total 6.548.000 100,000 13.096.000 100,000 19.644.000 100,000 BASE-DATE 12.31.2021 Ordinary Preferrend Itaúsa S.A. % % Total % Shares Shares ESA Company 19.080.102 0,629 - 19.080.102 0,216 Brazilian CNPJ 52.117.397/0001-08 Fundação Itaú Para a Educação e Cultura 354.562.905 11,685 43.546.977 0,751 398.109.882 4,508 Brazilian CNPJ 59.573.030/0001-30 Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência 466.488.268 15,374 116.261.731 2,006 582.749.999 6,599 Brazilian 59

CNPJ 60.480.480/0001-67 O. E. Setubal S.A. 6 0,001 8 0,001 14 0,001 Brazilian CNPJ 61.074.456/0001-90 Rudric ITH Participações Ltda. 2.530.433 0,083 1.997.577 0,034 4.528.010 0,051 Brazilian CNPJ 67.569.061/0001-45 Alfredo Egydio Arruda Villela Filho 387.520.211 12,771 226.975.746 3,915 614.495.957 6,958 Brazilian CPF(*) 066.530.838-88 Ana Lúcia de Mattos Barreto Villela 387.520.184 12,771 211.756.213 3,653 599.276.397 6,786 Brazilian CPF(*) 066.530.828-06 Ricardo Villela Marino 193.979.937 6,393 149.813.689 2,584 343.793.626 3,893 Brazilian CPF(*) 252.398.288-90 Rodolfo Villela Marino 194.037.513 6,395 149.907.666 2,586 343.945.179 3,895 Brazilian CPF(*) 271.943.018-81 Paulo Setubal Neto 33.112 0,001 26.626.937 0,459 26.660.049 0,302 Brazilian CPF(*) 638.097.888-72 Carolina Marinho Lutz Setubal 41.228.062 1,359 5.320.159 0,092 46.548.221 0,527 Brazilian CPF(*) 077.540.228-18 Julia Guidon Setubal Winandy 41.228.062 1,359 5.320.159 0,092 46.548.221 0,527 Brazilian CPF(*) 336.694.358-08 Paulo Egydio Setubal 41.228.062 1,359 5.320.159 0,092 46.548.221 0,527 Brazilian CPF(*) 336.694.318-10 Maria Alice Setubal - - 28.857.825 0,498 28.857.825 0,327 Brazilian CPF(*) 570.405.408-00 Fernando Setubal Souza e Silva 22.421.320 0,739 6.881.604 0,119 29.302.924 0,332 Brazilian CPF(*) 311.798.878-59 Guilherme Setubal Souza e Silva 22.421.433 0,739 6.451.113 0,111 28.872.546 0,327 Brazilian CPF(*) 269.253.728-92 Tide Setubal Souza e Silva Nogueira 22.421.780 0,739 7.499.931 0,129 29.921.711 0,339 Brazilian CPF(*) 296.682.978-81 Olavo Egydio Setubal Júnior 10.992.607 0,362 44.209.013 0,763 55.201.620 0,625 Brazilian CPF(*) 006.447.048-29 Bruno Rizzo Setubal 32.839.996 1,082 19.946 0,001 32.859.942 0,372 Brazilian CPF(*) 299.133.368-56 Camila Setubal Lenz Cesar 32.839.997 1,082 22.249 0,001 32.862.246 0,372 Brazilian CPF(*) 350.572.098-41 Luiza Rizzo Setubal Kairalla 32.840.000 1,082 29.334 0,001 32.869.334 0,372 Brazilian CPF(*) 323.461.948-40 Roberto Egydio Setubal 56.581.974 1,865 21.209.080 0,366 77.791.054 0,881 Brazilian CPF(*) 007.738.228-52 Mariana Lucas Setubal 26.252.185 0,865 9.840.829 0,170 36.093.014 0,409 Brazilian CPF(*) 227.809.998-10 Paula Lucas Setubal 26.252.185 0,865 9.840.829 0,170 36.093.014 0,409 Brazilian CPF(*) 295.243.528-69 José Luiz Egydio Setubal 93.676.269 3,087 41.288.277 0,712 134.964.546 1,528 60

Brazilian CPF(*) 011.785.508-18 Beatriz de Mattos Setubal 4.953.480 0,163 302.863 0,005 5.256.343 0,059 Brazilian CPF(*) 316.394.318-70 Gabriel de Mattos Setubal 4.953.480 0,163 302.863 0,005 5.256.343 0,059 Brazilian CPF(*) 348.338.808-73 Olavo Egydio Mutarelli Setubal 4.953.480 0,163 302.863 0,005 5.256.343 0,059 Brazilian CPF(*) 394.635.348-73 Alfredo Egydio Setubal 108.581.745 3,578 43.145.428 0,744 151.727.173 1,718 Brazilian CPF(*) 014.414.218-07 Alfredo Egydio Nugent Setubal 2.185 0,001 220 0,001 2.405 0,001 Brazilian CPF(*) 407.919.708-09 Marina Nugent Setubal 2.185 0,001 220 0,001 2.405 0,001 Brazilian CPF(*) 384.422.518-80 Ricardo Egydio Setubal 108.532.016 3,577 44.292.330 0,764 152.824.346 1,730 Brazilian CPF(*) 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2.218 0,001 55.518 0,001 57.736 0,001 Brazilian CPF(*) 230.936.378-21 Rodrigo Ribeiro do Valle Setubal 2.218 0,001 37.748 0,001 39.966 0,001 Brazilian CPF(*) 230.936.298-02 Patricia Ribeiro do Valle Setubal 2.218 0,001 55.518 0,001 57.736 0,001 Brazilian CPF(*) 230.936.328-62 BlackRock, Inc - - 290.508.650 5,011 290.508.650 3,290 American Treasury - 8.400.000 0,145 8.400.000,000 0,095 Others 293.367.831 9,664 4.290.624.746 74,009 4.583.992.577 51,903 Total 3.034.329.659 100,000 5.797.026.018 100,000 8.831.355.677 100,000 BASE-DATE 12.31.2021 Ordinary ESA Company % Total % Shares O. E. Setubal S.A. 6 0,001 6 0,001 Brazilian CNPJ 61.074.456/0001-90 Rudric ITH Participações Ltda. 2.530.433 0,133 2.530.433 0,133 Brazilian CNPJ 67.569.061/0001-45 Alfredo Egydio Arruda Villela Filho 387.520.211 20,385 387.520.211 20,385 Brazilian CPF(*) 066.530.838-88 Ana Lúcia de Mattos Barreto Villela 387.520.184 20,382 387.520.184 20,382 Brazilian CPF(*) 066.530.828-06 Ricardo Villela Marino 193.979.937 10,205 193.979.937 10,205 Brazilian CPF(*) 252.398.288-90 Rodolfo Villela Marino 194.037.513 10,208 194.037.513 10,208 Brazilian CPF(*) 271.943.018-81 Paulo Setubal Neto 33.112 0,002 33.112 0,002 Brazilian CPF(*) 638.097.888-72 Carolina Marinho Lutz Setubal 41.228.062 2,169 41.228.062 2,169 Brazilian 61

CPF(*) 077.540.228-18 Julia Guidon Setubal Winandy 41.228.062 2,169 41.228.062 2,169 Brazilian CPF(*) 336.694.358-08 Paulo Egydio Setubal 41.228.062 2,169 41.228.062 2,169 Brazilian CPF(*) 336.694.318-10 Fernando Setubal Souza e Silva 22.421.320 1,180 22.421.320 1,180 Brazilian CPF(*) 311.798.878-59 Guilherme Setubal Souza e Silva 22.421.433 1,180 22.421.433 1,180 Brazilian CPF(*) 269.253.728-92 Tide Setubal Souza e Silva Nogueira 22.421.780 1,180 22.421.780 1,180 Brazilian CPF(*) 296.682.978-81 Olavo Egydio Setubal Júnior 10.992.607 0,578 10.992.607 0,578 Brazilian CPF(*) 006.447.048-29 Bruno Rizzo Setubal 32.839.996 1,728 32.839.996 1,728 Brazilian CPF(*) 299.133.368-56 Camila Setubal Lenz Cesar 32.839.997 1,728 32.839.997 1,728 Brazilian CPF(*) 350.572.098-41 Luiza Rizzo Setubal Kairalla 32.840.000 1,728 32.840.000 1,728 Brazilian CPF(*) 323.461.948-40 Roberto Egydio Setubal 56.581.974 2,977 56.581.974 2,977 Brazilian CPF(*) 007.738.228-52 Mariana Lucas Setubal 26.252.185 1,381 26.252.185 1,381 Brazilian CPF(*) 227.809.998-10 Paula Lucas Setubal 26.252.185 1,381 26.252.185 1,381 Brazilian CPF(*) 295.243.528-69 José Luiz Egydio Setubal 93.676.269 4,928 93.676.269 4,928 Brazilian CPF(*) 011.785.508-18 Beatriz de Mattos Setubal 4.953.480 0,261 4.953.480 0,261 Brazilian CPF(*) 316.394.318-70 Gabriel de Mattos Setubal 4.953.480 0,261 4.953.480 0,261 Brazilian CPF(*) 348.338.808-73 Olavo Egydio Mutarelli Setubal 4.953.480 0,261 4.953.480 0,261 Brazilian CPF(*) 394.635.348-73 Alfredo Egydio Setubal 108.581.745 5,712 108.581.745 5,712 Brazilian CPF(*) 014.414.218-07 Alfredo Egydio Nugent Setubal 2.185 0,001 2.185 0,001 Brazilian CPF(*) 407.919.708-09 Marina Nugent Setubal 2.185 0,001 2.185 0,001 Brazilian CPF(*) 384.422.518-80 Ricardo Egydio Setubal 108.532.016 5,710 108.532.016 5,710 Brazilian CPF(*) 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2.218 0,001 2.218 0,001 Brazilian CPF(*) 230.936.378-21 Patricia Ribeiro do Valle Setubal 2.218 0,001 2.218 0,001 62

Brazilian CPF(*) 230.936.328-62 Rodrigo Ribeiro do Valle Setubal 2.218 0,001 2.218 0,001 Brazilian CPF(*) 230.936.298-02 Total 1.900.830.553 100,000 1.900.830.553 100,000 BASE-DATE 12.31.2021 Ordinary O. E. Setubal S.A. % Total % Shares Paulo Setubal Neto 100.000 14,286 100.000 14,286 Brazilian CPF(*) 638.097.888-72 Maria Alice Setubal 100.000 14,286 100.000 14,286 Brazilian CPF(*) 570.405.408-00 Olavo Egydio Setubal Júnior 100.000 14,285 100.000 14,285 Brazilian CPF(*) 006.447.048-29 Roberto Egydio Setubal 100.000 14,286 100.000 14,286 Brazilian CPF(*) 007.738.228-52 José Luiz Egydio Setubal 100.000 14,285 100.000 14,285 Brazilian CPF(*) 011.785.508-18 Alfredo Egydio Setubal 100.000 14,286 100.000 14,286 Brazilian CPF(*) 014.414.218-07 Ricardo Egydio Setubal 100.000 14,286 100.000 14,286 Brazilian CPF(*) 033.033.518-99 Total 700.000 100,000 700.000 100,000 BASE-DATE 12.31.2021 Ordinary Rudric ITH Participações Ltda. % Total % Shares Ricardo Villela Marino 37.507.724 50,000 37.507.724 50,000 Brazilian CPF(*) 252.398.288-90 Rodolfo Villela Marino 37.507.724 50,000 37.507.724 50,000 Brazilian CPF(*) 271.943.018-81 Total 75.015.448 100,000 75.015.448 100,000 (*) Individual Taxpayer’s Registry (CPF) 63

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15.4. Please insert a flowchart of the issuer’s stockholders and the economic group in which the issueris included, identifying: a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning aninterest equal to or higher than 5% of a class or type of shares Family Egydio de Souza Family Moreira Salles Free Float (1) (*) Aranha (1) 63.27% common shares 36.61% common shares 18.08% preferred shares 81.70% preferred shares 100.00% Total 33.61% Total 66.21% Total Cia. E . Johnston Itaúsa S.A. de Participações 50.00% common shares 100.00% preferred shares 66.53% Total IUPAR - Itaú Unibanco Free Float (*) 50.00 % common shares Participações 39.21% common shares 33.47% Total 19.83% Total 51.71% common shares Itaú Unibanco 7.75% common shares 26.15% Total Holding S.A. 99.05% preferred shares 52.88% Total (2) (3) 99.99% common shares 100.00% common shares 100.00% preferred shares 100.00% preferred shares 26.30% Total 100.00% Total 99.99% Total 100.00% Total Itaú Consultoria Banco Itaú Itaú CorpBanca S.A. Banco Itaú BBA S.A. de Valores Mobiliários Uruguay S.A. e Participações S.A. 100.00% common shares 99.99% common shares 99.99% common shares 100.00% Total 100.00% preferred shares 100.00% PN 100.00% preferred shares 100.00% Total 100.00% Total 99.99% Total 99.99% Total 0.01% 0.01% common Itaú Corretora common OCA S.A. Bicsa Holdings, Ltd. Itaú Unibanco S.A. shares shares Banco Itaucard S.A. 0.00% de Valores S.A. 0.00% preferred preferred shares shares 0.01% Total 0.01% Total (1) Date: 03.31.2022. (2) Date: 04.26.2022. (3) Date: 04.26.2022. 65

a) Direct and indirect controlling stockholders Direct controlling stockholders Itaúsa S.A. IUPAR—Itaú Unibanco Participações S.A. lndirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E.Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Winandy Luiza Rizzo Setubal Kairalla Marcelo Ribeiro do Valle Setubal Maria Alice Setubal Maria de Lourdes Egydio Villela Mariana Lucas Setubal Marina Nugent Setubal O.E. Setubal S.A. Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal Patrícia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH Participações Ltda. Tide Setubal Souza e Silva Nogueira Walther Moreira Salles Júnior 66

b) Subsidiary and affiliated companies c) Issuer’s ownership interest in the group companies d) Group companies’ ownership interest in the issuer e) Companies under common control Subsidiary or lnterest in lnterest in affiliated voting capital capital company (%) (%) ln Brazil Itaú Unibanco S.A. 100.00 100.00 Subsidiary Banco Itaú BBA S.A. 99.99 99.99 Subsidiary Banco Itaucard S.A. 99.99 99.99 Subsidiary Itaú Consultoria de Valores Mobiliários e Participações S.A. 100.00 100.00 Subsidiary Itaú Corretora de Valores S. A. 99.99 99.99 Subsidiary Itaú Seguros S.A. 0.00 0.00 Subsidiary ITB Holding Brasil Participações Ltda. 0.00 0.00 Subsidiary Abroad Itaú Corpbanca 26.30 26.30 Subsidiary Banco Itaú Uruguay S.A. 100.00 100.00 Subsidiary Bicsa Holdings, Ltd. 100.00 100.00 Subsidiary OCA S.A. 100.00 100.00 Subsidiary 67

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating when the issuer or any of its subsidiaries or affiliates is involved: a) event; b) main business conditions; c) companies involved; d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members; e) corporate structure before and after the transaction; f) mechanisms adopted to ensure equitable treatment among stockholders For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$772.6 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$154,525 million on December 31, 2020). 2022 TOTVS S.A. Event Incorporation of a strategic partnership for the distribution of financial products and services and payments to customers of TOTVS S.A. (“TOTVS”) supported by the distribution channels and software of TOTVS, to be developed through a company named TOTVS TECHFIN S.A. (“Company”), which will be directly held by ITAÚ and TOTVS. Main conditions of the transaction On April 12, 2022, through Itaú Unibanco S.A. (“ITAÚ”), we entered into a Partnership and Investment Agreement and Other Covenants (“Investment Agreement”) with TOTVS S.A. (“TOTVS”) to set up a partnership to be developed through a company named TOTVS Techfin S.A. (“Company”), which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS’s management systems focused on corporate clients and their entire supply chain, clients and employees. Upon completion of the operation, ITAÚ will hold 50% of the Company’s total voting capital, whereas TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and Board of Officers, which will be composed on an equal basis, as well to other rights and obligations provided for in the stockholders’ agreement to be entered into at the closing date of the operation. In consideration of this share in capital, ITAÚ will pay R$610 million, divided into one primary installment of two hundred million Brazilian reais (R$200,000,000.00) paid to the Company and one secondary installment of four hundred ten million Brazilian reais (R$410,000,000.00) paid to TOTVS. Also, after five years from the completion of the operation provided for in the Investment Agreement, we may pay to TOTVS up to R$450 million as earn-out, subject to the achievement, by the Company, of the targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding the Company’s current and future operations, as well as with its credit expertise and development of new products. TOTVS, in turn, will transfer the assets of its current TECHFIN operation to the Company. The operation will set up a company that will merge technology and financial solutions, adding the supplementary expertise of the stockholders, to offer to corporate clients, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The abilities of ITAÚ and TOTVS together will also enable the Company to take advantage of opportunities in a customized and contextualized manner, anticipating clients’ needs, and already fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and disruption of the financial industry. The completion of this operation is subject to the regulatory approvals from CADE (the Brazilian antitrust authority) and the Central Bank of Brazil, as well as to the compliance with other conditions set forth in negotiations of this nature. Companies involved Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A. and Supplier Administradora de Cartão de Crédito S.A 68

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. Ideal Holding Financeira S.A. Event Acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e ValoresMobiliários S.A. (“Ideal”). Main business conditions On January 12, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e ValoresMobiliários S.A. (“Ideal”). This purchase will be carried out in two phases over five years. In the first phase, Itaú Unibanco will purchase 50.1% of Ideal’s voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, then becoming the holder of the company’s control. In the second phase, five years on, Itaú Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock. This transaction strengthens Itaú Unibanco’s investment ecosystem and will enable (i) particularly, the provision of the talent and expertise of Ideal’s professionals, renowned for their high ability to innovate in this industry, (ii) the offer of financial products and services (“broker as a service”) under a B2B2C model through a white label platform, (iii) the potential expeditious entry of independent investment agents into the market, and (iv) the improved distribution of investment products to individual clients. The management and running of Ideal’s business will remain independent from Itaú Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itaú Unibanco will not be its exclusive service provider. The completion of the transaction is subject to regulatory approvals, including approvals from the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil. Companies involved Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders 69

Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. 2020 XP Inc. Event Acquisition of shareholding in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. (“XP Investimentos”), which, in turn, consolidates all investments of XP Group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e ValoresMobiliários S.A. (“XP Corretora”). Main business conditions On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche (“First Tranche”), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itaú Unibanco S.A.’s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações S.A. appointed one member of the audit committee. On November 26, 2020, we announced that our Board of Directors had approved the partial spin-off of the investment in XP lnc. to be transferred to a new company (XPart S.A.). In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock. 70

The Extraordinary General Stockholders’ Meeting (ESM) held on January 31, 2021, resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP lnc’s capital to a new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million. With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart S.A.) our stockholders became entitled to equity interest in XPart S.A. in the same number, type and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. XP Inc’s capital held by XPart S.A. was 40.52%, totaling R$9,371, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders’ Meetings of XP Inc, and XPart. Right after XPart S.A. had its articles of association registered and obtained with the JUCESP (São Paulo state’s Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders’ Meetings to resolve the merger of XPart into XP Inc. were called to be held on October, 1 2021. The merger was approved by XPart’s stockholders and XP’s stockholders, at their respective Merger Shareholders’ Meetings, and, for that reason, shares issued by Itaú Unibanco and Itaú Unibanco American Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) the controlling stockholders of the Company—IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco’s American Depositary Receipts (ADRs), to receive Class A shares issued by XP, and (b) the remaining XPart’s stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco’s ADRs, the Bank of New York, the depositary bank for these securities, suspended the issuance and cancellation of Itaú Unibanco’s ADRs from the closing of the trading session of September 28, 2021, to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco’s ADRs, due to the merger approval. During this period, holders of ADRs issued by Itaú Unibanco could not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of Itaú Unibanco’s ADRs, which continued to be carried out normally during this period. Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders’ Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs.<0} Finally, according to the purchase and sale agreement entered into in 2017, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.36% of the stock capital of XP Inc., after obtaining the regulatory approvals applicable. Companies involved ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (sucessor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., and XPart S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. 71

Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the Issuer’s stockholders. 15.8. Other significant information Additional information on items 15.1/15.2 a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12, of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company. Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221% preferred shares and 3.569% of BlackRock’s total capital. Statement of Changes in Blackrock’s Stockholding Position (*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011 b) Regarding the stockholding position of stockholder Dodge & Cox, the Company informs that on May 7, 2021, it received the information, as provided for Article 12, of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, Dodge & Cox acquired 242,768,249 preferred shares issued by the Company. 72

Considering the corporate event mentioned above, we present below the changes in the Dodge & Cox’s stockholding position, which represents 5.010% preferred shares and 2.476% of Dodge & Cox’s total capital. Statement of Changes in Dodge & Cox’s Stockholding Position (**) Ownership interest at base date 05.04.2021 provided by the Stockholder on May 7, 2021 c) Regarding the stockholding position of stockholder GQG Partners LLC, the Company informs that on January 18, 2022, it received the information, as provided for in Article 12, of CVM Resolution No. 44/2021, that GQG Partners LLC acquired 253,506,105 preferred shares issued by the Company. Considering the corporate event mentioned above, we present below the changes in the GQG Partners LLC’s stockholding position, which represents 5.231% preferred shares and 2.586% of GQG Partners LLC’s total capital. Statement of Changes in GQG Partners LLC’s Stockholding Position DATE EVENT OPENING EVENT CLOSING BALANCE BALANCE Opening balance at 01.18.2022, as provided by - 01/18/2022 GQG Partners LLC (***) 253,506,105 253,506,105 (***) Ownership interest at base date 01.18.2022 provided by the Stockholder on January 18, 2022 d) On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common bookentry shares of its own issue and held as treasury stock, without reducing capital, acquired by the Company by means of the Share Buyback Program approved by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital amounting to R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, 3,305,526,906 of which are common and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws were resolved upon in the General Stockholders’ Meeting. e) As of February 24, 2022, capital stock of Cia. E. Johnston de Participações “EJ”, currently distributed among brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, will be shared by Fernando Roberto Moreira Salles, who will hold 50% of EJ’s capital, and Pedro Moreira Salles and son, João Moreira Salles, who will hold 44% and 6% of EJ’s capital, respectively. Pedro Moreira Salles and João Moreira Salles are also members of Itaú Unibanco’s Board of Directors. Brothers Walther Moreira Salles Jr. and João Moreira Salles will therefore no longer be stockholders of EJ, thus transferring their respective interests to the remaining stockholders, Fernando and Pedro, and to the new stockholder, João, through stock trading transactions, the completion of which is subject to the approval from the Central Bank of Brazil. 73

Equity interest held by EJ in IUPAR’s capital stock, the controlling stockholder of Itaú Unibanco Holding, will remain unchanged. The control of IUPAR will continue to be exercised in accordance with the stockholders’ agreement in force and consequently the transactions described above will not change Itaú Unibanco Holding’s management or governance. Additional information on item 15.3 The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of April 26, 2022. The number of outstanding shares stated in item 15.3 hereof refers to the base date of April 26, 2022. 74

19.2—In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate: The Extraordinary General Stockholders’ Meeting took place on 01/31/2021, we made available a line informing the event. The Annual General Stockholders’ Meeting and the Extraordinary General Stockholder’s Meeting was held on 04/27/2021, we made available a line informing the event. On 05/07/2021, the item 15.1/2 - Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 05/07/2021. On 01/18/2022, the item 15.1/2—Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 01/18/2022. The Annual General Stockholders’ Meeting and the Extraordinary General Stockholder’s Meeting was held on 04/26/2022, we made available a line informing the event. This event has been pendent approved by BACEN. a. opening number; b. acquired number; c. weighted average purchase price; d. number sold; e. weighted average sale price; f. number cancelled; g. closing number; h. percentage in relation to outstanding securities of the same class and type. 01/18/2022 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance - R$ 7,97 0,0% Acquisition -Disposal - R$ — Cancellation - Closing balance —R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance 24.244.725 R$ 24,67 0,5% Acquisition (*) -Disposal -Cancellation - R$ — Stock split - Closing balance 24.244.725 R$ 26,78 0,5% (*) Repurchase amounts include settlement, brokerage and trading fees 75

05/07/2021 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance - R$ 7,97 0,0% Acquisition -Disposal - R$ -Cancellation - Closing balance - R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance 24.475.909 R$ 24,67 0,5% Acquisition (*) -Disposal (218.870) R$ 21,76 Cancellation - R$ -Stock split - Closing balance 24.257.039 R$ 26,78 0,5% (*) Repurchase amounts include settlement, brokerage and trading fees 04/27/2021 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance - R$ 7,97 0,0% Acquisition -Disposal - R$ -Cancellation - Closing balance - R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance 41.266.306 R$ 24,67 0,9% Acquisition (*) -Disposal (16.790.397) R$ 21,76 Cancellation - R$ -Stock split - Closing balance 24.475.909 R$ 26,78 0,5% (*) Repurchase amounts include settlement, brokerage and trading fees 01/31/2021 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance - R$ 7,97 0,0% Acquisition -Disposal - R$ -Cancellation - Closing balance - R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance 41.678.452 R$ 24,67 0,9% Acquisition (*) -Disposal (412.146) R$ 21,76 Cancellation - R$ -Stock split - Closing balance 41.266.306 R$ 26,78 0,9% (*) Repurchase amounts include settlement, brokerage and trading fees 76

12/31/2020 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance - R$ 7,97 0,0% Acquisition -Disposal - R$ -Cancellation - Closing balance - R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance 58.533.585 R$ 24,67 1,2% Acquisition (*) -Disposal (16.855.133) R$ 21,76 Cancellation - R$ -Stock split - Closing balance 41.678.452 R$ 26,78 0,9% (*) Repurchase amounts include settlement, brokerage and trading fees 12/31/2019 Common shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance - R$ 7,97 0,0% Acquisition -Disposal - R$ -Cancellation - Closing balance - R$ 7,25 0,0% Preferred shares % in relation to outstanding securities of Changes Number (Units) Weighted average price (R$) the same class and type Opening balance 83.614.426 R$ 24,67 1,8% Acquisition (*) -Disposal (25.080.841) R$ 21,76 Cancellation - R$ -Stock split - Closing balance 58.533.585 R$ 26,78 1,2% (*) Repurchase amounts include settlement, brokerage and trading fees 19.3. Supply other information that the issuer may deem relevant Not applicable. 77

21.3. Indicate management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy. The members of the Disclosure and Trading Committee are: Alexsandro Broedel, Alfredo Egydio Setubal, Álvaro Felipe Rizzi Rodrigues, Carlos Henrique Donegá Aidar, José Virgílio Vita Neto and Renato Lulia Jacob. 78